

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402




05047514

March 14, 2005

Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
P.O. Box 1899
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/14/2005

Re: Ford Motor Company
Incoming letter dated January 12, 2005

Dear Mr. Sherry:

This is in response to your letter dated January 12, 2005 concerning the shareholder proposal submitted to Ford by Green Century Capital Management, Inc. and Bartlett Naylor. We also received a letter from Green Century Capital Management on March 14, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel



Enclosures

cc: Amy Perry
President
Green Century Capital Management, Inc.
29 Temple Place Suite 200
Boston, MA 02111

Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205



Secretary

One American Road
P.O. Box 1899
Dearborn, Michigan 48126

January 12, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Green Century Capital Management, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 12, 2005.

Green Century Capital Management, Inc. ("GCCM") and Mr. Bartlett Naylor, shareholders of Ford (the "Proponents"), have co-sponsored a proposal that was initially dated December 6, 2004 and received December 7, 2004 for inclusion in the 2005 Proxy Materials, requesting the Board of Directors to issue a report for shareholders on all of the Company's lobbying efforts and financial expenditures that indirectly or directly prevent an increase in CAFE standards (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2005 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the Company's 2005 Proxy Materials.

The Proposal Substantially Duplicates a Proposal to be Included in the Proxy Materials

Rule 14a-8(i)(11) permits a company to exclude a proposal if such proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Staff has consistently declined to recommend enforcement action against companies that exclude proposals where the principal thrust or focus of such



proposals is substantially the same, even though the proposals may differ somewhat in terms and breadth. It is noted that GCCM submitted a proposal for the Company's 2004 Annual Meeting and for which the Staff granted no-action relief based under Rule 14a-8(i)(11) as being substantially duplicative of a previously submitted proposal. *See Ford Motor Company* (February 19, 2004). GCCM's submission last year related to the Company adopting fuel mileage and greenhouse gas emission goals similar to those contained in recent Congressional proposals (the "2004 Proposal"). The Staff found the 2004 Proposal to be substantially duplicative of a proposal that requested the Company to report on its greenhouse gas emissions, how it intended to ensure competitive positioning under various regulatory scenarios, and how the Company could significantly reduce greenhouse gas emissions from its fleet of vehicles. In the interest of full disclosure, GCCM did withdraw the 2004 Proposal shortly before the Staff issued its decision.

The decision in *Ford Motor Company* confirmed the Staff's consistent position that companies may exclude proposals where the principal thrust or focus of such proposals is substantially similar to a previously submitted proposal. *See Wal-Mart Stores, Inc.* (April 3, 2002) (multiple proposals requesting substantially the same information on gender discrimination in different formats); *Huntington Bancshares Incorporated* (January 11, 2001) (multiple proposals requesting the engagement of an investment banking firm – one to explore options to maximize shareholder value, including the sale of the company and the other to evaluate alternatives that could enhance shareholder value, including merger or sale); and *Stanhome, Inc.* (January 26, 1998) (multiple proposals calling for the sale of the company, but only one called for a sale to the highest bidder).

The Proposal's Supporting Statement provides that "[u]ndermining federal efforts to protect consumers from global warming pollution may destroy consumer confidence in Ford's vehicles and the competitive positioning of Ford's vehicles within U.S. markets and exports to climate-conscious economies." The Proposal provides that the report "should also present the business case for spending shareholder funds to block CAFE improvements...." Clearly the Proposal concerns the Company's competitive positioning and its response to Federal regulations regarding the fuel efficiency of its vehicles.

The Company has received a proposal dated November 19, 2004, and received November 22, 2004, from a shareholder proponent requesting the Company to report on greenhouse gas emissions (see Exhibit 2; the "Greenhouse Proposal"). That proposal requests a committee of independent directors of the Board to assess "(a) how the Company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels, (b) how the Company plans to comply with California's greenhouse gas standards, and (c) how the Company can significantly reduce greenhouse gas emissions from its national fleet of vehicle product" and to report the results of such assessment to shareholders by September 2005. Ford intends to include the Greenhouse Proposal in its 2005 Proxy Materials.

Although the terms and the breadth of the two proposals are somewhat different, the principal thrust and focus are substantially the same, namely to



encourage the Company to report on how it has and will address regulatory scenarios regarding greenhouse gas emissions in order to remain competitive. In order to address how the Company will ensure competitive positioning based on GHG regulatory scenarios at the national level, as required by the Greenhouse Proposal, the report would necessarily include a discussion of it lobbying efforts aimed at affecting regulation in this area, including CAFE standards. Although the Proposal requests a retrospective report on its lobbying efforts and the Greenhouse Proposal a prospective discussion of the Company's lobbying efforts, the thrust and focus of the proposals are substantially the same, only the terms and breadth differ.

Additionally, shareholders will likely be confused when asked to vote on two separate proposals that relate to substantially the same subject matter. Indeed, if the Company were to adopt the Greenhouse Proposal, it would subsume within its scope the Proposal, as the Company would be addressing the issue of the competitiveness of its products within various regulatory scenarios. And, by necessity, such discussion of regulatory scenarios would include both a discussion of the Company's efforts to affect regulation through its lobbying efforts and why the Company's efforts make overall business sense. Accordingly, if both proposals were included in the Company's Proxy Materials, shareholders would assume there must be substantive differences in two proposals addressing substantially the same subject matter. It is clear, however, that the only differences between the proposals are their terms and breadth, not their principal thrust or focus.

Ford believes that the underlying policy for Rule 14a-8(i)(11) is to eliminate the likelihood of confusion by shareholders and the Company that would arise from having duplicative proposals in proxy materials. To allow the Proposal and the Greenhouse Proposal to be included in Ford's Proxy Materials would frustrate that policy. Accordingly, because Ford intends to include the Greenhouse Proposal in its Proxy Materials, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(11).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2005 Proxy Materials on the grounds that it violates Rule 14a-8(i)(11) as substantially duplicative of another proposal previously submitted to the Company by another proponent that will be included in the Company's Proxy Materials.

Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2005 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponents are being informed of the Company's intention to omit the Proposal from its 2005 Proxy Materials by sending to each of them a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.



If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Green Century Capital Management
Mr. Bartlett Naylor



EXHIBIT 1

GREEN CENTURY FUNDS



GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 TEMPLE PLACE SUITE 200
BOSTON, MA 02111
TEL: 617-482-0800 / FAX: 617-422-0881
info@greencentury.com
www.greencentury.com

December 6, 2004

Mr. Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Dearborn, MI 48126-2798

Dear Mr. Sherry:

Green Century Capital Management, Inc. (Green Century) is filing the enclosed shareholder resolution for inclusion in the Ford Motor Company 2005 proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

Green Century is concerned about our company's lobbying efforts and expenditures as they pertain to federal fuel economy standards. We believe it is incumbent upon the Company to, at a minimum, prepare a report on all of Ford's lobbying efforts and financial expenditures that seek to prevent an increase in federal CAFE standards. Furthermore, we believe it is our company's duty to disclose the results of this report to shareholders. Green Century fears that undermining federal efforts to increase overall fuel economy standards may compromise our company's competitive positioning and may not be in the shareholders' best interests.

Green Century is the beneficial owner of at least $2,000 worth of stock of Ford Motor Company. Verification of ownership is enclosed. We have held the requisite number of shares for over one year and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. We ask that the proxy statement indicate that Green Century Capital Management is the primary filer of this resolution.

We would be happy to discuss the goals of this resolution with you or other representatives of the company, and we would consider withdrawing the resolution if Ford took steps to address this issue.

Thank you in advance for your prompt attention to this matter. If you have any questions, please telephone me at 617-482-0800.

Sincerely,



Amy Perry
President
Green Century Capital Management

Report on Lobbying Efforts and Expenditures Related to Federal Fuel Economy Standards

WHEREAS: Ford's lobbying efforts help to prevent an increase in federal Corporate Average Fuel Economy (CAFE) standards. These efforts stand in stark contrast to CEO Bill Ford, Jr.'s attempts to present Ford as an environmentally responsible company, and therefore are potentially damaging to the company and may diminish consumer confidence.

WHEREAS: Ford's U.S. fleet has had the lowest fuel economy among the top seven automakers, for five years running, according to the EPA. Ford's poor fuel economy has exacerbated global warming pollution levels and risked harm to the company's reputation as a responsible corporate citizen.

WHEREAS: In 2000, Ford pledged to increase the fuel economy of its SUV fleet by 25 percent by 2005 but recanted in 2003, and further lobbied the National Highway Traffic and Safety Administration advocating for outdated vehicle classifications and exemptions that result in lower overall fuel economy.

RESOLVED: that the shareholders request that the Board of Directors prepare a report for shareholders, at reasonable cost and omitting proprietary information, on all of Ford's lobbying efforts and financial expenditures, the result of which would indirectly or directly prevent an increase in federal CAFE standards. The report should also present the business case for spending shareholder funds to block CAFE improvements in light of Ford's new policy of increasing fuel economy by 80 percent in the long term.

Supporting Statement

Consumers are paying high prices at the gasoline pump because of record-breaking gasoline prices and poor miles per gallon vehicles.

Presumably to overcome Ford's last place ranking in fuel economy and recover consumer trust, Ford has made commitments to "green" its vehicles. Yet, Ford continues to spend millions of dollars to lobby Congress and the Bush Administration contributing to the prevention of the true solutions consumers seek while potentially compromising consumer confidence and damaging Ford's reputation.

Ford's monetary contributions and actions are perpetuating Ford's carbon burden. Ford's vehicles release more carbon dioxide than the entire country of Mexico. In 2003, Ford spent $5,250,000 to lobby Congress and the Bush administration on a range of consumer and environmental issues, including fuel economy.

A recent World Resources Institute report noted that Ford is poorly positioned to respond to likely carbon restraints in both international and North American markets compared to its main competitors due to the company's failure to aggressively pursue fuel economy technology. Ford is not prepared for the future carbon constraints. This future exposure may compound Ford's current loss of market share. During the first nine months of 2004, Ford's market share in the United States declined to 18.4 percent from 19.5 percent – a level not seen since the 1930's.

Undermining federal efforts to protect consumers from global warming pollution may destroy consumer confidence in Ford's vehicles and the competitive positioning of Ford's vehicles within U.S. markets and exports to climate-conscious economies.

The report requested by this resolution will allow shareholders to determine if Ford's current lobbying efforts are consistent with the company's strategies, as well as whether such strategies are in the shareholders' best interests.

---

499 words, excluding title

For more information, contact Beth Williamson on behalf of Green Century Capital Management Inc., bwilliamson@ecopledge.com, 617-426-2506, or Gretchen DuBeau at U.S. PIRG, 202-546-9707, gdubeau@pirg.org.


THE Vanguard GROUP

December 2, 2004

GREEN CENTURY CAPITAL
MANAGEMENT INC
29 TEMPLE PL STE 200
BOSTON, MA 02111-1350

RE: Ford Motor Company

Dear Mr. Leone:

Thank you for contacting Vanguard Brokerage Services (VBS).

We are writing in response to your request for information regarding your shares of Ford Motor Company (F).

Our records indicate that you purchased your shares of Ford over two years ago, and that you have maintained the same shares since that time.

We have also confirmed that the value of this particular holding has been in excess of $2000.00 since at least, October of 2003.

If you have any questions, please call VBS Client Services at 1-800-992-8327. One of our associates will be pleased to assist you.

Sincerely,

Vanguard Brokerage Services

KI/EAG

10084683

Post Office Box 2600, Valley Forge, Pennsylvania 19482-2600
(610) 669-1000 · www.vanguard.com

Ford Motor Company

Peter J. Sherry, Jr.
Secretary

December 20, 2004

Amy Perry, President
Green Century Capital Management, Inc.
29 Temple Place, Suite 200
Boston, Massachusetts 02111-1374

Re: Stockholder Proposal for 2004 Annual Meeting

Dear Ms. Perry:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of the Green Century Capital Management, Inc.'s (GCCM) stockholder proposal entitled Report on Lobbying Efforts and Expenditures Related to Federal Fuel Economy Standards (the "Proposal"). You have requested that the Proposal be included in the Company's proxy materials for the 2005 Annual Meeting of Stockholders.

We note that the Proposal requests the Company to publish a report to shareholders relating to Ford's lobbying efforts and financial expenditures that directly or indirectly prevent an increase in federal CAFE standards and present a business case for spending shareholder funds to block CAFE improvements in light of Ford's new policy of increasing fuel economy by 80% in the long term. The Company has received a previously submitted proposal from several members of the Interfaith Center on Corporate Responsibility ("ICCR") requesting that the Company publish a report for shareholders addressing, among other matters, how the Company will ensure competitive positioning based on near and long-term greenhouse gas regulatory scenarios at the national level. We anticipate including the ICCR proposal in the Company's 2005 proxy materials.

Since the ICCR proposal requires the Company to address compliance with regulatory scenarios at the national level, the Company would necessarily discuss its lobbying activities regarding CAFE standards should the Board of Directors decide to implement the ICCR proposal. Consequently, we believe that the Proposal is excludable under United States Securities and Exchange Commission ("SEC") Rule 14a-8(i)(11) (copy enclosed) as being substantially duplicative of another proposal previously submitted to the Company by another proponent that will be included in the Company proxy materials for the same meeting. Consequently, we respectfully request that GCCM withdraw the Proposal within 14 days of your receipt of this letter so that we may avoid filing a No-Action letter with the SEC to exclude the Proposal as violating



Rule 14a-8(i)(11). If GCCM does not withdraw the Proposal within the 14-day period referred to above, we will file a No-Action letter with the SEC. If for any reason the ICCR proposal is not included in the Company's 2005 proxy materials, we would not consider your withdrawal of the Proposal as binding upon you and would permit you to resubmit the Proposal for consideration by us.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please do not hesitate to contact me at (313) 323-2130 or Jerome Zaremba of my office at (313) 337-3913. Thank you again for your interest in the Company.

Very truly yours,



Peter J. Sherry, Jr.

Encl.



(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

GREEN CENTURY FUNDS



GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 TEMPLE PLACE, SUITE 200
BOSTON, MA 02111
TEL: 617.482.0800 / FAX: 617.422.0881

December 21, 2004

Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Dearborn, MI 48126-2798

Dear Mr. Sherry,

On behalf of Green Century Capital Management (Green Century) I thank you for reviewing our stockholder proposal for the 2005 annual meeting. However, I regret to inform you that Green Century will not withdraw our proposal as Green Century does not believe that our resolution is substantially duplicative of ICCR's proposal.

Furthermore, Green Century contests this request to withdraw as ICCR's requested report does not "necessarily" require the discussion of lobbying expenditures. Rather, ICCR's request focuses on how the Company will respond to greenhouse gas regulatory scenarios, such as carbon caps, not on how the Company's lobbying expenditures are related to their environmental and business strategies to remain competitive and increase shareholder value.

I would again like to state that Green Century would be happy to meet and discuss the goals of this resolution with you or other representatives of the Ford Motor Company, and we would consider withdrawing our resolution if Ford openly committed to addressing the issues involved into the resolution.

Thank you for your prompt attention to this matter. If you have any questions, please telephone me at 617-482-0800.

Sincerely,

Amy Perry
President
Green Century Capital Management

Sherry, Peter (P.J.)

From: Brendan.Bell@sierraclub.org
Sent: Thursday, December 09, 2004 2:01 PM
To: Sherry, Peter (P.J.)
Cc: bartnaylor@aol.com; Brendan.Bell@sierraclub.org
Subject: Shareholder Resolution Co-File on Behalf of Bart Naylor

Jerome -
Not sure if I sent this to you or not, but here it is.
PJS
12/15

Mr. Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Dearborn, MI 48126-2798

Dear Mr. Sherry:

As a member of the Sierra Club, I hereby file as a co-filer a resolution submitted by Green Century Capital Management, Inc. for inclusion in the Ford Motor Company 2005 proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I am the beneficial owner of at least $2,000 worth of stock of Ford Motor Company. Verification of ownership will be supplied upon request. I have held the requisite number of shares for over one year and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. I ask that the proxy statement cite my interest as representing the Sierra Club.

The Sierra Club would be happy to discuss the goals of this resolution with you or other representatives of the company.

Please confirm receipt by return email to my colleague Brendan Bell.

Sincerely,

Bartlett Naylor
Sierra Club

Report on Lobbying Efforts and Expenditures Related to Federal Fuel Economy Standards

WHEREAS: Ford's lobbying efforts help to prevent an increase in federal Corporate Average Fuel Economy (CAFE) standards. These efforts stand in stark contrast to CEO Bill Ford, Jr.'s attempts to present Ford as an environmentally responsible company, and therefore are potentially damaging to the company and may diminish consumer confidence.

WHEREAS: Ford's U.S. fleet has had the lowest fuel economy among the top seven automakers, for five years running, according to the EPA. Ford's poor fuel economy has exacerbated global warming pollution levels and risked harm to the company's reputation as a responsible corporate citizen.

WHEREAS: In 2000, Ford pledged to increase the fuel economy of its SUV fleet by

25 percent by 2005 but recanted in 2003, and further lobbied the National Highway Traffic and Safety Administration advocating for outdated vehicle classifications and exemptions that result in lower overall fuel economy.

RESOLVED: that the shareholders request that the Board of Directors prepare a report for shareholders, at reasonable cost and omitting proprietary information, on all of Ford's lobbying efforts and financial expenditures, the result of which would indirectly or directly prevent an increase in federal CAFE standards. The report should also present the business case for spending shareholder funds to block CAFE improvements in light of Ford's new policy of increasing fuel economy by 80 percent in the long term.

Supporting Statement
Consumers are being gouged at the gasoline pump because of record-breaking gasoline prices and poor miles per gallon vehicles.

Presumably to overcome Ford's last place ranking in fuel economy and recover consumer trust, Ford has made commitments to "green" its vehicles. Yet, Ford continues to spend millions of dollars to lobby Congress and the Bush Administration, contributing to the prevention of the true solutions consumers seek while potentially compromising consumer confidence and damaging Ford's reputation.

Ford's monetary contributions and actions are perpetuating Ford's carbon burden. Ford's vehicles release more carbon dioxide than the entire country of Mexico. In 2003, Ford spent $5,250,000 to lobby Congress and the Bush administration on a range of consumer and environmental issues, including fuel economy.

A recent World Resources Institute report noted that Ford is poorly positioned to respond to likely carbon restraints in both international and North American markets compared to its main competitors due to the company's failure to aggressively pursue fuel economy technology. Ford is not prepared for the future carbon constraints. This future exposure may compound Ford's current loss of market share. During the first nine months of 2004, Ford's market share in the United States declined to 18.4 percent from 19.5 percent - a level not seen since the 1930's.

Undermining federal efforts to protect consumers from global warming pollution may destroy consumer confidence in Ford's vehicles and the competitive positioning of Ford's vehicles within U.S. markets and exports to climate-conscious economies.

The report requested by this resolution will allow shareholders to determine if Ford's current lobbying efforts are consistent with the company's strategies, as well as whether such strategies are in the shareholders' best interests.

For more information, contact Beth Williamson on behalf of Green Century Capital Management Inc., bwilliamson@ecopledge.com, 617-426-2506, Brendan Bell at the Sierra Club, 202.547.1141, Brendan.bell@sierraclub.org, or Gretchen DuBeau at U.S. PIRG, 202-546-9707, gdubeau@pirg.org.

Brendan Bell
Associate Washington Representative
Sierra Club Global Warming Program
ph: 202-675-7913
fax: 202-547-6009

Sherry, Peter (P.J.)

From: Sherry, Peter (P.J.)
Sent: Monday, December 20, 2004 3:58 PM
To: 'bartnaylor@aol.com'; 'brendan.bell@sierraclub.org'
Subject: Shareholder Proposal

Gentlemen:

Please see the attached correspondence.



BNaylor
esponse.doc (164 KE

Peter J. Sherry, Jr.
(t) 313-323-2130
(f) 313-248-8713
(m) 313-903-8999
(e) psherry@ford.com

Jerome - For the file. PJS 12/20



Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134, WHQ
Dearborn, Michigan 48126

December 20, 2004

Brendan Bell
Associate Washington Representative
Sierra Club Global Warming Program

Bartlett Naylor
Sierra Club

Dear Mr. Bell and Mr. Naylor:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of Bartlett Naylor's stockholder proposal entitled *Report on Lobbying Efforts and Expenditures Related to Federal Fuel Economy Standards* (the "Proposal"). Mr. Naylor has requested that the Proposal be included in the Company's proxy materials for the 2005 Annual Meeting of Stockholders and has directed the Company to correspond with you regarding the Proposal.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that Bartlett Naylor satisfies the eligibility requirements based on the information that was furnished to the Company.

We request that, pursuant to Rule 14a-8, you furnish to the Company proper documentation demonstrating (i) that Mr. Naylor is the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that Mr. Naylor has been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

If you cannot furnish the Company with proper evidence of share ownership eligibility, we request that you withdraw your proposal so that we do not have to file a No-Action Letter with the SEC. If you do not furnish the Company with such evidence and do not withdraw the proposal within the 14-day period, we will file a No-Action Letter with the SEC to have the proposal excluded from the Company's proxy materials.

Additionally, we note that the Proposal requests the Company to publish a report to shareholders relating to Ford's lobbying efforts and financial expenditures that directly or indirectly prevent an increase in federal CAFE standards and present a business case for spending shareholder funds to block CAFE improvements in light of Ford's new policy of increasing fuel economy by 80% in the long term. The Company has received a previously submitted proposal from several members of the Interfaith Center on Corporate Responsibility ("ICCR") requesting that the Company publish a report for shareholders addressing, among other matters, how the Company will ensure competitive positioning based on near and long-term greenhouse gas regulatory scenarios at the national level. We anticipate including the ICCR proposal in the Company's 2005 proxy materials.

Since the ICCR proposal requires the Company to address compliance with regulatory scenarios at the national level, the Company would necessarily discuss its lobbying activities regarding CAFE standards. Consequently, we believe that the Proposal is excludable under United States Securities and Exchange Commission ("SEC") Rule 14a-8(i)(11) as being substantially duplicative of another proposal previously submitted to the Company by another proponent that will be included in the Company proxy materials for the same meeting. Consequently, we respectfully request that you withdraw the Proposal so that we may avoid filing a No-Action Letter with the SEC to exclude the Proposal as violating Rule 14a-8(i)(11). For your information, we have made the same request of Green Century Capital Management, whom you have indicated to be a co-filer of the Proposal.

Please note that we typically include a copy of the SEC rules referenced in letters to proponents, however, you did not provide the Company with a physical address to which we could send our response. We, therefore, call your attention to the rules referenced in this letter and suggest that such rules may be viewed from the SEC website (www.sec.gov).

In summary, we request that you withdraw the Proposal within 14 days of your receipt of this letter so that the Company can avoid submitting a No-Action request to the SEC to have the Proposal excluded from its 2005 proxy materials. If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please do not hesitate to contact me at (313) 323-2130 or Jerome Zaremba of my office at (313) 337-3913. Thank you again for your interest in the Company.

Very truly yours,



/s/ original signed by

Peter J. Sherry, Jr.

cc: Green Century Capital Management

Sherry, Peter (P.J.)

From: Mail Delivery Subsystem [MAILER-DAEMON@dymwsm32.mailwatch.com]
Sent: Monday, December 20, 2004 3:58 PM
To: Sherry, Peter (P.J.)
Subject: Return receipt


ATT11812.txt (427 B)


ATT11813.txt (1 KB)

The original message was received at Mon, 20 Dec 2004 15:57:46 -0500 from ecpo1.azell.com [136.1.7.4]

----- The following addresses had successful delivery notifications ----- <brendan.bell@sierraclub.org> (relayed to non-DSN-aware mailer)

----- Transcript of session follows ----- <brendan.bell@sierraclub.org>... relayed; expect no further notifications

Sherry, Peter (P.J.)

From: Mail Delivery Subsystem [MAILER-DAEMON@dymwsm31.mailwatch.com]
Sent: Monday, December 20, 2004 3:58 PM
To: Sherry, Peter (P.J.)
Subject: Return receipt


ATT11829.txt (418 B)


ATT11830.txt (1 KB)

The original message was received at Mon, 20 Dec 2004 15:57:44 -0500 from fmpo2.azell.com [136.1.7.13]

----- The following addresses had successful delivery notifications ----- <bartnaylor@aol.com> (relayed to non-DSN-aware mailer)

----- Transcript of session follows ----- <bartnaylor@aol.com>... relayed; expect no further notifications

EXHIBIT 2



CBIS

Christian Brothers Investment Services, Inc.

November 19, 2004

Mr. William Clay Ford, Jr.
Chairman of the Board
Ford Motor Company
WHQ - One American Road
Dearborn, MI 48121

RE: Resolution for 2005 Annual Shareholder Meeting

Dear Mr. Ford:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2005 Annual Meeting of the stockholders of Ford Motor Company.

Also enclosed is certification from our custodian, Mellon Bank, of our holdings in the Company of 171,300 shares and the fulfillment of the share amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2005 meeting.

It is our understanding that this resolution will also be filed by Sisters of St. Dominic of Caldwell and possibly by others. Therefore, we are not submitting a separate proposal but are co-sponsoring the resolution with this group. The representative from Sisters of St. Dominic of Caldwell has been designated as the lead filer and primary contact on this matter.

We reserve the right to be notified separately in all communication the company has with proponents on this matter.

Sincerely yours,

John K.S. Wilson
Director - Socially Responsible Investing

cc: Peter J. Sherry, Jr., Corporate Secretary
Sister Patricia A. Daly, Sisters of St. Dominic of Caldwell, NJ

New York
90 Park Avenue
29th Floor
New York, NY
10016 - 1301
Tel: (800) 592-8890
Tel: (212) 490-0800
Fax: (212) 490-6092

Chicago
1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523 - 2262
Tel: (800) 321-7194
Tel: (630) 571-2182
Fax: (630) 571-2723

San Francisco
One Embarcadero Center
Suite 500
San Francisco, CA
94111 - 1111
Tel: (800) 754-8177
Tel: (415) 623-2080
Fax: (415) 623-2070

www.cbisonline.com

Report on Emissions Reduction and Competitive Positioning Strategy 2005 – Ford Motor Company

Whereas:

In the U.S., passenger cars and light trucks account for one-fifth of all annual U.S. carbon dioxide emissions linked to climate change.

Ford Motor Company bears the auto industry's second-highest "carbon burden" – or total carbon dioxide emissions associated with its fleet, due in part to the poor fuel efficiency of its products, not the size of its fleet.

Worldwide consensus that greenhouse gas (GHG) emissions need to be reduced continues to grow, with ratification of the Kyoto Protocol causing many countries to enact limits on these emissions. Already, the European Union and some U.S. states have enacted similar limits, and Canada's reduction target of 25% is due by the end of the decade.

In September 2004, the California Air Resources Board adopted regulations requiring vehicle emissions reduction in California; other states will follow. Roughly one-quarter of the US vehicle market is currently required to meet California's standards, to which the greenhouse gas regulations will eventually be added.

Fuel-efficiency standards more stringent than U.S. standards have recently been approved in China, the fastest-growing passenger car market in the world. Most of Ford's SUVs sold today in the U.S. would be illegal for sale in China by 2008.

These standards are creating markets favorable to automakers with lower carbon burdens and agility in introducing clean technology vehicles.

Competitors Honda and Toyota, already offering vehicles with better than average fuel economy, have been moving quickly to introduce lower-emission advanced technology vehicles to consumers. Toyota successfully introduced hybrid vehicles to the U.S. market three model years ago, and has already moved to the second generation of hybrid technology. Toyota has outsold Ford worldwide for the first time in history (USA Today 11/11/03).

In January, 2004, Ford announced that it would be forced to purchase patent rights from Toyota in order to launch its first hybrid-technology vehicle, a hybrid version of the Escape SUV.

While Ford is investing in advanced technologies such as hybrids and hydrogen fuel cells and plans to bring some advanced technologies and some improved conventional technologies to market in select products, our Company has not reported to investors its expectations for reductions in Ford's overall carbon burden or its ability to meet near-and long-term emerging global competitive and regulatory scenarios.

Resolved: The shareholders request that a committee of independent directors of the Board assess (a) how the Company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels, (b) how the Company plans to comply with California's greenhouse gas standards, and (c) how the Company can significantly reduce greenhouse gas emissions from its national fleet of vehicle product (using a 2004 baseline) by 2014 and 2024, and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2005.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change, particularly as it relates to an emerging business reality.



Mellon Global Securities Services

November 10, 2004

Ford Motor Company
One American Road
Dearborn, MI 48126

To Whom It May Concern:

As of the date of this letter, Mellon Bank, N. A., is custodian and holder of record of 171,300 shares of Ford Motor Company, for Christian Brothers Investment Services, Inc. Christian Brothers Investment Services, Inc., is a beneficial owner, as defined in Rule 13d–3 of the Securities Exchange Act of 1934, of at least $2,000.00 of market value of Ford Motor Company and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Sharyn R. McGill

Sharyn R. McGill
Assistant Vice President
Mellon Bank, N. A.

RECEIVED
2005 MAR 14 AM 11:48
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

GREEN CENTURY FUNDS



GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 TEMPLE PLACE, SUITE 200
BOSTON, MA 02111
TEL: 617 482.0800 / FAX: 617 422.0881

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549
Att: Heather Maples

Re: Omission of Shareholder Proposal Submitted by Ford Motor Company

To Whom It May Concern:

Green Century Capital Management, Inc ("GCCM") respectfully requests the staff of the Division of Corporation Finance of the Securities and Exchange Commission to deny the request by the Ford Motor Company ("Ford" or the "Company") for a no-action letter with respect to the shareholder resolution, described below, which GCCM has submitted to Ford for inclusion in Ford's proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders, scheduled for May 12, 2005.

Background:

Ford Motor Company proposes to omit GCCM's resolution "Lobbying Resolution" from its 2005 Proxy Materials arguing that it is excludable under Rule 14a-8(i)(11). Rule 14a-8(i)(11) permits a company to exclude a proposal if such a proposal "substantially duplicates" another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same annual meeting (i.e. the "Greenhouse Gas Resolution"). For the reasons mentioned below, it is clear that GCCM's resolution, which requests a report for shareholders on all of Ford's lobbying efforts and financial expenditures with respect to an increase in federal CAFE standards, is not at all duplicative of the shareholder resolution requesting the Company to report on greenhouse gas emissions.

The principle and thrust of the two proposals are not substantially the same:

The "Greenhouse Gas" shareholder resolution received by Ford on November 22, 2004, requests that a committee of independent directors of the Board to assess "(a) how the

Company will ensure competitive positioning based on emerging near and long-term GHG (greenhouse gases) regulatory scenarios at the state, regional, national and international levels, (b) how the Company plans to comply with California's greenhouse gas standards, and (c) how the Company can significantly reduce greenhouse gas emissions from its national fleet of vehicle product". This is a resolution about using better technology – better engines, transmissions and other components to reduce emissions of vehicle pollutants that cause global warming. It is a resolution about how these emission-reduction technologies will ensure competitive positioning and the largest bottom line for Ford.

In contrast, GCCM's 2005 "Lobbying Resolution" specifically requests that Ford prepare a report on all of Ford's lobbying efforts and financial expenditures directed toward preventing an increase in federal CAFE standards. Corporate Average Fuel Economy (CAFE) standards were initially implemented in 1975 to reduce our nation's oil dependency, not primarily for environmental reasons. Currently, with the nation's dependency on foreign oil reaching an all time high, the Bush administration is considering changes to the CAFE automobile fuel economy standards. Although a change in CAFE regulations could impact greenhouse gas emissions of Ford's products, any revision upward of the CAFE regulations would again be important in safeguarding national security as well as benefit the environment. Ford is lobbying Congress and the Bush administration (with shareholders' money) to advocate outdated vehicle classifications and exemptions (e.g. cars like the PT Cruiser are classified as trucks!). These lobbying efforts are in direct conflict with Ford's own contemporaneous marketing efforts, and we believe that they are a misapplication of the company's funds. In addition, corporate involvement in the political process, including lobbying, is of great public interest and consequently has the possibility of affecting shareholder value more broadly. Thus, our proposal specifically requests a report on Ford's lobbying practices.

The principal thrust and focus of the two resolutions are not substantially the same. While the "Greenhouse Gas Resolution" requests information on how Ford will address future regulatory scenarios regarding greenhouse gas emissions, the GCCM, "Lobbying Resolution" requests information on Ford's current and past CAFE related lobbying efforts. Although both resolutions are concerned with Ford's ability to remain competitive, the principle thrust of each is the means by which Ford will remain competitive – anticipating future GHG requirements or not jeopardizing its reputation via lobbying on matters that could adversely affect our national security interest.

Since the subject matter of the two proposals is completely different, the shareholders will not be asked to vote repeatedly on the same (or even similar) issues. Indeed, Ford itself acknowledges that the two proposals are not substantially duplicative since it states (bottom of page two of its letter to the Commission) that "the terms and the breath of the two proposals are somewhat different".

Ford claims the resolutions are substantially the same because both regard how the company will address regulatory scenarios pertaining to GHG emissions:

GCCM specifically requests a report on Ford's past and current lobbying related to fuel economy. Although Ford argues that Ford will have to consider lobbying efforts when addressing the "Greenhouse Gas Resolution" request of how the Company will ensure competitive positioning based on GHG regulatory scenarios at the national level, there is no request for such information in the "Greenhouse Gas" resolution. Thus, even if Ford were to include information on its lobbying efforts in response to the "Greenhouse Gas Resolution", it would be doing so of its own volition and not in response to the "Greenhouse Gas Resolution". This is well illustrated by the fact that three of the country's largest electric utilities, American Electric Power, Cinergy, and TXU, have issued reports on their management of greenhouse gas emissions in response to resolutions similar to the "Greenhouse Gas Resolution" submitted to Ford. None of these companies discussed lobbying in the complete and thorough manner envisioned by GCCM in its resolution. Indeed, none of these companies referred in any way to their actual lobbying efforts or to their political financial expenditures. At best they referred to their general public positions on climate change.

All three utility companies were asked "to assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions..." American Electric Power's report stated that, "We believe that the company is particularly well positioned to build on this experience to advocate effectively in policy and regulatory forums..." TXU did not assess at all how it was positioned to advocate nor did it disclose its financial expenditures. Of Cinergy's 80 page report, less than one-half of a page was devoted to declaring Cinergy "a strong advocate for multi-emissions legislation..." Again, nowhere in any of these reports are the company's financial expenditures disclosed. GCCM believes that Ford shareholders have a right to know how Ford's lobbying expenditures have been distributed both past and present. This question is distinct from the one made within the "Greenhouse Gas Resolution" asking for a review of the company's future compliance plans.

Furthermore, it is important to note that CAFE is governed by a separate federal law; whereas greenhouse gases (GHG) are governed by a variety of other laws. While a benefit from increasing CAFE would be decreased GHG, the two are separate issues and therefore lobbying the federal government on CAFE is unrelated to GHG regulatory scenarios. Since the relationship between GHG and CAFE is tenuous, there is no guarantee that a report on either issue will discuss the other issue.

The no-action letters cited by Ford are inapplicable:

The standards established by the Staff in applying Rule 14a-8(i)(11) are best illustrated by two no-action letter responses issued last year to Bristol-Myers Squibb Company, one upholding the application of the exclusion and the other denying the request. In Bristol-Myers Squibb Company (February 10, 2004), the Staff opined that Rule 14a-8(i)(11) applied when the company received two proposals, each requesting the separation of the offices of CEO and Chairman of the Board, differing only on the method of implementation and whether past CEOs were eligible to serve as chairmen. These proposals were deemed to be substantially duplicative. The following day (February 11, 2004), the Staff denied a request by the same company to apply Rule 14a-8(i)(11) in a situation where it had received two proposals concerning political contributions. One proposal requested a cessation of such contributions and the other requested that a list of all political contributions be published in newspapers of general circulation. Although both proposals dealt with political contributions, that was not enough to invoke Rule 14a-8(i)(10) since they called for very different responses to the underlying problem of corporate political contributions. Similarly, in the instant case, even if the two shareholder proposals are both deemed to deal with the underlying problem of greenhouse gas emission, they deal with it in very different ways (lobbying expenses v.s. engineering reductions in emissions).

Similarly, in Citigroup Inc. (February 7, 2003), the Staff refused to apply Rule 14a-8(i)(11) to two shareholder proposals each of which dealt with climate change. A proposal that Citigroup become "an environmental leader" by achieving best practices "regarding environmental protection including . . . climate change" was not deemed to be duplicative of a proposal to adopt policies reflecting an "environmental commitment to confronting climate change". Surely a proposal on lobbying expenses on CAFÉ differs more markedly from a proposal on anticipating future greenhouse gas requirements than did the two climate change proposals in Citigroup. Other recent examples of proposals that were not deemed to be duplicative even though they were far more similar than are the two proposals in the instant case include Exxon Mobil Corporation (March 5, 2004) (two proposals on political contributions, one that the Company "affirm its commitment to non-partisanship" by avoiding certain practices and the other to report on policies and costs); T. Rowe Price Group, Inc. (January 17, 2003) (two proposals on expensing stock options, one applying only to executive officers and the other to all optionees); AT&T Corp. (January 31, 2001) (two compensation proposals, one applying only to the Board and the other to both the Board and management).

In contrast, the four no-action letters cited by the Company are inapposite. In Huntington Bancshares Incorporated (January 11, 2001) both proposals requested that the issuer hire investment bankers ("Investment Banking firm" or "investment banker") to consider actions ("explore options" or "evaluate alternatives") to "enhance shareholder value" (alternatively to "maximize shareholder value"). Similarly, in Stanhome Inc. (January 26, 1998) each proposal requested the sale of the company, differing only in that one called for its "prompt" sale. In Wal-Mart Stores, Inc. (April 3, 2002) one proposal asked for statistics on the work force with respect to gender and the other with respect to gender and race while both asked for a report on steps taken to improve diversity in the respective areas. In contrast to the instant situation, where there is no overlap in the requests made by the two proposals, it is apparent that the information requested by the gender proposal would have been included in the broader proposal. Additionally, the no-action letter that Ford received last year has no precedental value in the instant situation since both proposals explicitly called on Ford to establish goals that would implement greenhouse gas emissions based on expected or proposed national standards. In that case, in contrast with the instant case, there was a total overlap between what was requested in the excluded proposal and what was requested in the excluded proposal. In the instant case, there is no overlap between the two requests.

Finally, in determining when a proposal is substantially duplicative, it is necessary to look to the request made of the issuer in the Resolve clause, and any overlap of thoughts in the argumentation does not support exclusion by Rule 14a-8(i)(11). Thus, in Citigroup Inc, (February 7, 2003) the second proposal was not deemed to be excludable despite the fact that four whereas clauses were identical.

Conclusion

For the reasons previously mentioned, Green Century Capital Management believes that our resolution is not excludable by virtue of Rule 14a-8(i)(11) and respectfully requests that the Division of Corporation Finance deny Ford's no-action letter request.

If you have any questions, require further information or wish to discuss this matter further, please call me at 617-482-0800.

Sincerely,



Amy Perry
President
Green Century Capital Management

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 12, 2005

The proposal requests that the board prepare a report for shareholders on all of Ford's lobbying efforts and financial expenditures, the result of which would directly or indirectly prevent an increase in federal CAFE standards and also present the business case for spending shareholder funds to block CAFE improvements.

We are unable to concur in your view that Ford may exclude the proposal under rule 14a-8(i)(11). Accordingly, we do not believe that Ford may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Rebekah J. Toton
Attorney-Advisor